CARRIAGE HOUSE EVENT CENTER, INC.
Tian’an Science Park, Tower 23, 20th Floor
Panyu District, Guangzhou 510006
People’s Republic of China

May 12, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Blake Grady
Nicholas Panos

Re	Carriage House Event Center, Inc.
Schedule 13D filed February 11, 2025 by Zhonghe Brand Ltd. et al.
File No. 005-94851

Gentlemen,

Zhonghe Brand, Ltd. and Lei He submit this letter in connection with their filing today of Amendment No. 1 to the Schedule 13D filed by them on February 11, 2025 (the “Schedule 13D Amendment”). Set forth below in italics you will find copies of the Staff’s comments from its letter dated April 21, 2025 (the “Comment Letter”) followed by responses, including as responsive disclosure within the Schedule 13D Amendment.

Schedule 13D filed February 11, 2025

General

1.

We note that the event reported as requiring the filing of the Schedule 13D was January 22, 2025. Rule 13d-1(a) of Regulation 13D- G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the January 22, 2025 event date, the Schedule 13D submitted on February 11, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response to Comment 1

When my negotiations to acquire the control interest in Carriage House Event Center, Inc. (the “Issuer”) commenced, I engaged U.S. securities counsel to represent Zhonghe Brand and me in all aspects of the transaction. I anticipated that counsel would assist us in filing the Schedule 13D and Form 3 after the acquisition. At the time of the acquisition, however, I learned that counsel intended to charge a fee for those services that I considered excessive. So I asked my U.S. representative to introduce a securities attorney whose fee for those services would be reasonable. On February 4, I engaged the attorney recommended by my U.S. representative. It took several days of back-and-forth communications before my new attorney fully understood the transactions, with the result that the Schedule 13D was not filed until February 11.

Item 4, page 1

2.

Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the “Special Instructions for Complying With Schedule 13D” at Rule 13d-101 of Regulation 13D-G.

May 12, 2025

Response to Comment 2

As requested, pursuant to Instruction A within the “Special Instructions for Complying with Schedule 13D”, in the Schedule 13D Amendment at Item 4, I have affirmatively stated that as of February 11, 2025 neither I nor Zhongke Brand Ltd. was party to any plan or proposal that related to or would result in an event of the types enumerated in subsections (a)-(j) of said Item 4.

Item 5, page 1

3.

We note your disclosure of "N.A." Item 5(c), however, requires that each beneficial owner "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure for each filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

Response to Comment 3

As requested, the Schedule 13D Amendment states in response to Item 5(c): “Except for the acquisition of 4,150,000 shares of common stock on January 22, 2025 reported herein, the Reporting Persons did not enter into any transaction in the Common Stock of Carriage House Event Center, Inc. during the sixty days preceding their filing of Schedule 13D on February 11, 2025.”

Item 7, page 1

4.

Multiple beneficial owners have reported their beneficial ownership on the above- captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

Response to Comment 4

As requested, an agreement in writing by Zhonghe Brand, Ltd. and the undersigned pursuant to Rule 13d-1(k)(1)(iii) has been filed as an exhibit to the Schedule 13D Amendment.

Respectfully submitted,

/s/ Lei He